Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

May 31, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-16707

Dear Mr. Rosenberg:

Reference is made to your initial letter dated April 9, 2013, and my telephone conversation with Tabatha Akins on May 14, 2013, setting forth additional comments of the staff of the Securities and Exchange Commission regarding our disclosure of the Impact of a Low Interest Rate Environment included in the above-referenced filing. We are submitting this letter to confirm, pursuant to my conversation with Ms. Akins on May 29, 2013, that the Company intends to respond to your request on or before June 7, 2013.

Please feel free to call me at 973-802-6309 if you have any questions.

Very truly yours,

/s/ Peter B. Sayre

Peter B. Sayre

Senior Vice President and Principal Accounting Officer

Copies to:	Robert M. Falzon
Susan L. Blount